United States securities and exchange commission logo





                              April 11, 2024

       Melissa N. Schaeffer
       Senior Vice President and Chief Financial Officer
       Air Products & Chemicals, Inc.
       1940 Air Products Boulevard
       Allentown, Pennsylvania 18106-5500

                                                        Re: Air Products &
Chemicals, Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2023
                                                            Response Letter
Dated April 8, 2024
                                                            File No. 001-04534

       Dear Melissa N. Schaeffer:

              We have reviewed your April 8, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2023 letter.

       Form 10-K for Fiscal Year Ended September 30, 2023

       5. Acquisitions, page 73

   1. We note your response to our prior comment, including the expanded disclosures you intend to provide in
future filings. Please further expand these disclosures to include your conclusion that the
repurchase price with consideration of time value of money exceeds the original purchase
price, as discussed in the first paragraph on page 3 of your response letter, as this
analysis forms the basis of your accounting for these transactions. Please ensure that your
disclosures include consideration of the allocation of the contractual cash inflows to be received
from UNG on a monthly basis between the repurchase price and compensation for your
services provided under the agreements for purposes of this
                                                        analysis, if correct.
 Melissa N. Schaeffer
Air Products & Chemicals, Inc.
April 11, 2024
Page 2

       Please contact Tracey Houser at 202-551-3736 or Nudrat Salik at 202-551-3692 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,
FirstName LastNameMelissa N. Schaeffer
                                                         Division of
Corporation Finance
Comapany NameAir Products & Chemicals, Inc.
                                                         Office of Industrial
Applications and
April 11, 2024 Page 2                                    Services
FirstName LastName